Exhibit 12

Leggett & Platt, Incorporated and Subsidiaries

Computation of Earnings to Fixed Charges
(Amounts in millions of dollars)
	Nine Months		Twelve Months Ended
	Ended		December 31,
	9/30/2014	9/30/2013	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations including equity-method investment earnings (a)	$236.5	$241.3	$237.6	$287.5	$234.4	$246.0	$175.9
Add:
Interest expense (including amount capitalized)	31.5	34.8	45.2	44.0	38.8	38.1	38.2
Portion of rental expense under operating leases representative of an interest factor (b)	13.6	13.2	16.5	16.0	14.6	15.4	16.9
Amortization of capitalized interest	.7	.7	.9	.9	1.0	1.0	.9
Less:
Equity-method investment (earnings) loss	(.2)	(.4)	(.5)	(.6)	(.4)	(.1)	.6
Interest capitalized	(.3)	(.5)	(.5)	(.6)	(.7)	(.4)	(.9)
Total Earnings (c)	$281.8	$289.1	$299.2	$347.2	$287.7	$300.0	$231.6

Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	$31.2	$34.3	$44.7	$43.4	$38.1	$37.7	$37.3
Interest capitalized	.3	.5	.5	.6	.7	.4	.9
Portion of rental expense under operating leases representative of an interest factor (b)	13.6	13.2	16.5	16.0	14.6	15.4	16.9
Total Fixed Charges	$45.1	$48.0	$61.7	$60.0	$53.4	$53.5	$55.1

Ratio of Earnings to Fixed Charges	6.2	6.0	4.8	5.8	5.4	5.6	4.2

(a) All amounts have been retrospectively adjusted to reflect the reclassification of certain operations to discontinued operations.

(b) Amounts represent those portions of rental expense (one-third) that are reasonable approximations of interest costs.

(c) Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.